Filed  by  Epitope,  Inc.
                                                       pursuant   to  Rule   425
                                                       under the  Securities Act
                                                       of 1933, as amended

                                         Subject Company: STC Technologies, Inc.
                                         Commission File No. 132-01850

On May 6, 2000, Epitope, Inc., an Oregon corporation, STC Technologies, Inc., a Delaware corporation, and Epitope Merger Sub, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Merger.

The following are slides related to the above noted transaction to be presented to analysts on May 11, 2000.

RISKS AND MORE INFORMATION


                           Forward-Looking Statements
                           --------------------------

o  Statements   about  future  events  or   performance   are   "forward-looking
   statements"

o  Actual results may differ significantly, depending on:

   -  Whether the companies realize benefits expected from the merger

   -  Whether the merger is approved by shareholders

   -  Whether the merger results in unexpected liabilities

   -  The "Risk Factors" described in Epitope's 1999 10-K

o  Forward-looking statements are much less reliable than historical information


                               Merger Information
                               ------------------

o  Detailed information will appear in:

   -  A Registration Statement to be filed with the SEC

   -  A Proxy Statement/Prospectus to be mailed to shareholders

o INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION

o Both will be available free at the SEC's web site (www.sec.gov) or from Epitope

o  Epitope personnel may solicit proxies in favor of the merger

o  Their   interests   in  the   merger   will  be   described   in  the   Proxy
   Statement/Prospectus

                                     [Logo]

                                  Epitope, Inc.
                                  to be renamed
                           OraSure Technologies, Inc.

                            Deutsche Banc Alex.Brown
                           2000 HEALTH CARE CONFERENCE
                                  May 11, 2000

                     Epitope and STC Technologies to Merge

                           $200 MILLION ALL-STOCK DEAL

                             CREATES ORAL FLUID AND

                             POINT-OF-CARE MEDICAL

                               DIAGNOSTICS LEADER

[EPITOPE LOGO] + [STC TECHNOLOGIES, INC. LOGO] =
                 diagnostic solutions for the new millennium

[ORASURE TECHNOLOGIES, INC. LOGO]
diagnostic solutions for the new millennium

                                     [LOGO]

                              OraSure Technologies
                              --------------------

               THE WORLD'S PREMIER ORAL FLUID DIAGNOSTICS COMPANY

o  Merging the top two oral fluid companies hits our mission dead-center

o  Epitope - OraSure
                                                 Infectious disease
             OraQuick

o  STC - Top oral fluid assay company
                                                 Drugs of Abuse,
         UPT technology                          Cotinine

                    ORAL FLUID IS THE FUTURE OF DIAGNOSTICS


o  Non-invasive - testing without needles

o  Collection anytime, anywhere

o Broad variety of analytes available for development (e.g., cancer markers, diabetic markers, genetic tests)

o  Point-of-care ready - lab accuracy with point-of-care convenience

o  Cost efficient - eliminates collection cost ($7-15)

--------------------------------------------------------------------------------
    WE ARE POSITIONED TO CHANGE THE CURRENT SELECTION AND TESTING PARADIGMS.
--------------------------------------------------------------------------------

                       WE WILL IMPROVE MILLIONS OF LIVES.
                       ----------------------------------

POINT OF CARE TESTING IS INEVITABLE

o  Immediate results means quicker treatment

o  New technology allowing accuracy comparable with labs at lower costs

o Just as personal computers distributed computing power to desktop, new technologies are bringing testing to the clinic/hospital tabletop

--------------------------------------------------------------------------------
  WE WILL REDEFINE RAPID POINT-OF-CARE TESTING TO AND BRING IT TO ORAL FLUIDS
--------------------------------------------------------------------------------

TECHNOLOGY PLATFORMS

o  OraQuick(TM)  -  Oral fluid rapid-test device

                 -  Visually read

                 - HIV product launched in July 2000 at International Aids Conference in Durban, South Africa

                 - Entering trials for US approval, target PMA submission by Q1 2001

o  OraSure(TM)   -  Oral fluid collection and preservation device for laboratory based testing

                 -  Only oral fluid device approved for HIV, drugs of abuse

                 -  Major markets - public health and insurance testing

                 -  Significant   product  line  expansion   possibilities  with
                    UPT-hepatitis, syphilis, diabetic markets, cancer markers

TECHNOLOGY PLATFORMS

o  UPlink(TM)    -  Point-of-care    rapid-test    instrument   based   on   UPT
                    (up-converting phosphor technology)

                 -  Multiple specimen types, multiplex capability

                 -  More sensitive than competing POC instruments

                 - First product, for drugs of abuse testing, will be submitted to FDA for approval in Q1 2001

                 -  Particularly   well  suited  to  oral  fluid,   where  extra
                    sensitivity is critical

o UPT(TM)        -  Premiere label technology - zero background noise, "pin-drop clarity"

                 -  Broad market applications

                 -  Multiple specimen types

                 -  Multiple tests on one sample simultaneously (multiplexed)

OraQuick(R) HIV-1/2

[Photo of OraQuick(R) Device]   o  Perfect for public  health  outreach  testing
                                   and third world

                                o  Benefit of immediate feedback and counseling

                                o  Extremely  cost  efficient

                                o Early clinical results indicate laboratory-level accuracy

                                o  Ready-made    $100   million    international
                                   rapid-test market being served strictly with whole blood tests

Epitope and STC have highly complimentary product lines and customer lists in lab-based oral fluid testing

                                      Collection          Assay
                                        Device


                     HIV             Confirm only

                     Cocaine             EPTO               STC
Lab-
based                Nicotine            EPTO               STC

oral                 NIDA-5              EPTO               STC
fluid
testing              Syphilis            EPTO

                     Hepatitis           EPTO


By coordinating and collaborating, STC/Epitope can:

o  Expand the testing menu

o  Capture both collection device and assay revenues on new tests

o  Grow oral fluid testing's share of key markets:

   - PUBLIC  HEALTH

   - DRUGS OF ABUSE

   - INSURANCE

The more tests available, the more attractive oral fluid gets
-------------------------------------------------------------

Who is STC?

                 STC is a privately held company that develops,

                     manufactures, and markets proprietary

                in vitro diagnostic products and medical devices

                 for us in clinical labs, physicians' offices,

               and workplace testing. Since its founding in 1987,

                STC has twice been named to Inc. magazine's list

                       of the 500 Fastest-Growing Private

                             Companies in America.

STC Business Highlights

-    31% compounded revenue growth - 10 years

-    Diverse product mix of in vitro diagnostic products and medical devices

-    Long-term business partnerships

-    Revenue and cash flow annuities

-    Niche market leadership

-    Sales and distribution networks

-    Great gross margins

-    Low cost producer/GMP facility

-    Strong research capabilities

-    Strong product commercialization track record

-    Regulatory expertise, especially oral fluids

-    Strong balance sheet.

                           CURRENT BUSINESS PRODUCTS


Insurance Risk Assessment                     Drugs of Abuse Testing

[photo of testing reagents]                  [photo of testing reagents]



On-Site Alcohol Testing                      Physicians' Offices Portable
                                                  Cryosurgical System

[photo of testing device]                   [photo of physician using system
                                                      with patient]

MARKET LEADERSHIP
Oral Fluid Testing

- Sold 3 million tests in 1999 for detecting nicotine and cocaine for insurance risk assessment

-  Sold 400,000 Q.E.D.(R) Saliva Alcohol Tests in 1999

- First and only company with FDA clearance to sell lab-based microplate test kits for drugs of abuse (DOA) testing from an oral fluid sample

- STC working with regulators to draft oral fluid drug testing standards for the workplace

- Committed to leading the emerging oral fluid drug testing market, both for lab-based and on-site testing solutions.

                                [Intercept logo]

                                  Intercept(TM)
                            The Oral Fluid Drug Test

                        [photo of Intercept(TM) devices]

INTERCEPT(TM) DOA Testing

-  Compete in $300 million drug testing market

-  Compete in $800 million specimen collection market

- Secured exclusive distribution rights for Epitope's proprietary oral fluid collection device for DOA testing

- Signed up LabOne as exclusive distributor for sales to workplace testing market

-  Signed up LabOne as turn-key laboratory testing service for Intercept(TM)

- Launched introductory marketing programs and 4intercept.com web site in February 2000

UP-CONVERTING PHOSPHOR
TECHNOLOGY

                         STC is developing a proprietary

                            platform label detection

                            technology called UPT(TM)

                             (Up-Converting Phosphor

                                  Technology).

                        UPT(TM) Combines Biological and
                           Video Display Technologies


[photo of television screen]          +        [graphic of biotechnology symbol]

o Particles from                                         o Biotechnology
  a TV screen


            [graphic of biotechnology symbol with biological sample]
                            o UPT(TM) Bio-Particles

                             WHAT IS UP-CONVERSION?

    [graphic of high and low energy, Ultraviolet/Visible/Infrared Wavelength
        UPT(TM) converts lower to higher energy with up and down arrows]

                              KEY UPT(TM) FEATURES


                   [graphic of UPT(TM) Visible and Infrared]


  -  Multiple colors (multiplexed testing)

  -  No background

  -  High sensitivity (10-18M)

  -  Permanent record (no fading)

  -  Supports miniaturization

  -  Interference free

  -  Suitable for any testing matrix

BROAD MARKET APPLICATIONS

                 [circular graphic of UPT(TM) applications for:
                         High Throughput Drug Screening
                              In Vitro Diagnostics
                          Chemical & Biological Warfare
                          Food & Environmental Testing
                               Veterinary Testing
                                Surgical Imaging
                     Genomics & Pharmacogenomic Applications
                     Image Analysis/Miniaturized Platforms]

                                   Deal Terms
                               A Merger of Equals
--------------------------------------------------------------------------------

o Consideration: 20.0 million Epitope shares (versus 20.5 million current Epitope shares including all options and warrants)

o  Structure:  stock-for-stock merger

o  Accounting Treatment:  pooling of interest

o  Tax Treatment:  tax free merger under section 368 of IRS code

o  Collars:  asymmetrical based on Epitope's 20 day average share price

o  Closing Conditions:  shareholder approval, no material adverse change

                                Summary of Collar

[graphic of STC implied equity purchase price (vertical axis ranging from 125 to 300) and Edward 20 day average stock price (horizontal axis ranging from 6.00 to 15.00]

Range of Stock Prices         Purchase Price/Shares
---------------------         ---------------------
   $6.00-8.00                 Fixed Shares (25 million)

    8.00-10.00                $200 million fixed purchase price

   10.00-13.00                Fixed shares (20 million)

   13.00+                     $260 million fixed purchase price

12 Months ended 3/31/00


                                Epitope      STC       Combined
                             ----------------------------------

                 REVENUES        11.5        14.7        26.2

             GROSS MARGIN         6.9        10.1        17.0

                                  60%         69%         65%

                      SGA         7.8         5.6        13.4

  OPERATING INC (PRE R&D)        (0.9)        4.5         3.6

           RESEARCH & DEV         2.5         5.1         7.6

           OPERATING INC.        (3.4)       (0.6)       (4.0)


                   ASSETS        17.1        19.2        36.3

                     CASH        11.4         8.6        20.0

                      LTD         0.0        (6.6)       (6.6)

Cost Synergies

o  $2 million

o  Corporate overhead savings

o  Operational synergies

   - BRING ORASURE MANUFACTURING IN-HOUSE

   - COMBINED LATERAL-FLOW MANUFACTURING SKILL AND SHARED EQUIPMENT WILL BE LEVERAGED INTO LOW-COST, HIGH-VOLUME MANUFACTURING FOR ORAQUICK AND UPT

   - MERGER IS ACCRETIVE TO EPITOPE EPS WITH SYNERGIES AT $500,000 OR ABOVE

                     New Product Pipeline for Years to Come

Near Term
---------

o  OraQuick HIV international launch 7/00, domestic launch 2002

o  UPlink point-of-care drug testing system launch, Q2 2001



Long Term
---------

o Full product line of infectious disease OraQuick tests (e.g., Hep C, Hep B, etc.)

o Full range of oral fluid tests on UPlink platform for physician office, hospitals, nursing homes, home health

Post-Deal Strategic Priorities

o  Launch OraQuick HIV in international markets by the end of the summer

o  Submit OraQuick HIV for FDA approval by 1/01

o  Submit UPlink drugs of abuse product for FDA approval by 12/31/00

o  Grow base product lines by 20% or more

o  Achieve $2 million in cost synergies

o  Explore joint development agreements in other markets with UPT technology

o  Expand OraQuick and OraSure product lines to include other analytes

   - HEPATITIS, H. PYLORI, SYPHILIS, OTHER INFECTIOUS DISEASES

   - DIABETIC AND CARDIAC MARKERS